UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Acquisition of MPC Münchmeyer Petersen Capital AG

On December 12, 2024, Castor Maritime Inc. (the “Company” or “Castor”), through a wholly owned subsidiary, entered into a share purchase agreement, pursuant to which Castor agreed to acquire from MPC Münchmeyer Petersen & Co. GmbH (“MPC Holding”), subject to the terms and conditions set forth therein, 26,116,378 shares of common stock of MPC Münchmeyer Petersen Capital AG (“MPC Capital”), representing 74.09% of MPC Capital’s outstanding common stock, for a cash price of €7.00 per share, equivalent to aggregate consideration of €182.8 million (or approximately $192.6 million), excluding transaction related costs. MPC Capital is an investment and asset manager specializing in infrastructure projects in the maritime and energy sectors. The transaction was financed with cash on hand and the proceeds of (i) a $100 million senior term loan facility between Toro Corp. (“Toro”) and Castor and (ii) the issuance of an additional 50,000 of Castor’s 5.00% Series D cumulative perpetual convertible preferred shares, par value $0.001 per share (the “Series D Preferred Shares”) to Toro for an aggregate consideration of $50,000,000, each of which are discussed in greater detail below. The transaction is expected to close in December 2024, subject to customary closing conditions.

Private Placement of Series D Preferred Shares

In connection with the foregoing acquisition, on December 12, 2024, Castor entered into a share purchase agreement (the “Purchase Agreement”) with Toro, pursuant to which, subject to the terms and conditions set forth therein, Castor has agreed to issue and sell, and Toro has agreed to purchase, for an aggregate consideration of $50,000,000 in cash, an additional 50,000 of Castor’s 5.00% Series D cumulative perpetual convertible preferred shares, par value $0.001 per share, with a cumulative preferred distribution accruing initially at a rate of 5.00% per annum on the stated amount of $1,000 per share (the “Series D Preferred Shares”). Castor had previously entered into an agreement to issue and sell to Toro 50,000 Series D Preferred Shares for aggregate consideration of $50,000,000 on August 7, 2023. The additional 50,000 Series D Preferred Shares will be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Immediately following completion of the transaction, Toro will beneficially own all 100,000 outstanding Series D Preferred Shares.

In connection with the transaction, Castor will amend the terms of the Series D Preferred Shares to, among other things: (i) reset the date from which holders of the Series D Preferred Shares may convert their Series D Preferred Shares into common shares of Castor to January 1, 2026, (ii) require that any holder of the Series D Preferred Shares electing to exercise its optional conversion rights convert not less than 500 Series D Preferred Shares into common shares of Castor, and (iii) introduce an additional redemption feature whereby Castor may, at its option, redeem for cash all remaining outstanding Series D Preferred Shares if the number of Series D Preferred Shares is 30,000 shares or less. A copy of the Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the Series D Preferred Shares (the “Amended and Restated Statement of Designation”) is attached to this report on Form 6-K as Exhibit 99.1.

The Purchase Agreement contains customary representations, warranties, and covenants of each party. Pursuant to the Purchase Agreement, Toro may not dispose of any of the Series D Preferred Shares for a period of 180 days after the closing date of the transaction. Castor has granted Toro certain registration rights with respect to the common shares issuable upon conversion of the Series D Preferred Shares. Closing will occur on the date of the Purchase Agreement or at such other mutually agreed date. A copy of the Purchase Agreement is attached to this report on Form 6-K as Exhibit 99.2.

Entry into Term Loan Facility with Toro

In connection with the foregoing acquisition, on December 11, 2024, Castor entered into a facility agreement with Toro to provide a $100 million senior term loan facility to Castor (the “Term Loan”). The Term Loan has a tenor of 5 years, bears interest at the Secured Overnight Financing Rate plus 1.80% per annum and is secured against 10 vessels that are owned by wholly-owned subsidiaries of Castor. The value of these vessels is approximately $235 million based on third-party valuations. Toro’s obligation to provide funds under the Term Loan is subject to customary conditions precedent, which may be waived in Toro’s sole discretion. A copy of the Term Loan is attached to this report on Form 6-K as Exhibit 99.3.

Toro is a public company listed on the Nasdaq Capital Market. Toro’s Chairman, Chief Executive Officer and controlling shareholder, is also the Company’s Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder. The foregoing transactions and their terms, including, but not limited to, the Term Loan and the amendments to the Statement of Designation of the Rights, Preferences and Privileges of the Series D Preferred Shares, were approved by the independent and disinterested members of the board of directors of each of Castor and Toro, at the recommendation of their respective special committees of independent and disinterested directors, which negotiated the transactions and their terms.

A copy of the press release issued by Castor on December 12, 2024 announcing the foregoing transactions is attached to this report on Form 6-K as Exhibit 99.4.

The summaries of the Amended and Restated Statement of Designation, Purchase Agreement and Term Loan contained herein do not purport to be complete and are subject to, and qualified in its entirety by reference to, the Purchase Agreement and Term Loan, as applicable, each of which is filed as an exhibit hereto.

The information contained in this report on Form 6-K and Exhibits 99.1, 99.2, 99.3 and 99.4 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

Exhibit Index

Exhibit No.	Description
99.1	Amended and Statement of Designation of the Rights, Preferences and Privileges of the 5.00% Series D Cumulative Perpetual Convertible Preferred Shares
99.2	Share Purchase Agreement, dated as of December 12, 2024, between Castor Maritime Inc. and Toro Corp.
99.3	Term Loan Facility Agreement, dated as of December 11, 2024, between Castor Maritime Inc. and Toro Corp. and the shipowning subsidiaries of Castor Maritime Inc. named therein
99.4	Press Release of Castor Maritime Inc., dated as of December 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: December 12, 2024
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer